Exhibit 12.1

Equity One, Inc.
Ratio of Earnings to Fixed Charges
For the year ended December 31, 2005

Net income		$92,741

Adjustments:
Minority interest	188
Income from discontinued operations	(12,049)
Distributed income of equity investees	-	(11,861)

Fixed Charges:
Interest expense	51,750
Capitalized interest	3,354
Amortization of premium	5,159
Amortization of deferred financing fees	1,512	61,775

Less: interest capitalized	(3,354)	(3,354)

Earnings, as defined		$139,301
Divide by fixed charges		$61,775
Ratio of earnings to fixed charges		2.25